Exhibit 99.1

Collplant Petitions Court to Voluntarily Delist Ordinary Shares from the Tel Aviv Stock Exchange

Ness Ziona, April 16, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen technology for tissue repair products (recombinant human, “rhCollagen”), announced that it petitioned the District Court of Tel Aviv to approve the convening of a special general meeting of its shareholders for the purpose of obtaining shareholder approval to voluntarily delist the Company’s ordinary shares from the Tel Aviv Stock Exchange (TASE), while maintaining a continued listing on NASDAQ.

Yehiel Tal, CEO of Collplant, commented: “Delisting from the TASE is the next step in Collplant’s development as the Company becomes more US facing. It is well known that the US capital markets are better equipped to value life science companies, and by having a single listing on NASDAQ, we believe that we will see increased trading volume over time and broader opportunities for accessing the US capital markets, which in turn are expected to bring greater value to our shareholders.”

In addition to petitioning the Court to approve the convening of a special general meeting of its shareholders, the Company also petitioned the Court to approve the convening of a special general meeting of the holders of the Series I and K warrant holders to approve the delisting of the Series I and K warrants from the TASE within three months of the Company’s report regarding the Court’s approval of such delisting, and to reduce the exercise price of the Series I and K warrants, from NIS 2.40 and NIS 1.80, respectively, to NIS 1.20, commencing on the date of the Court’s approval of such delisting.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs, and our unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Collplant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based Bioink, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Collplant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that Collplant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and Collplant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information about CollPlant, visit http://www.collplant.com.

Contact at CollPlant:	IR Contact

Eran Rotem	Amato and Partners, LLC
Deputy CEO and CFO	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	admin@amatoandpartners.com